November 22, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549

Attn:	Sergio Chinos, Staff Attorney

Sherry Haywood, Staff Attorney

Re:	CITIC Capital Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 26, 2021

File No. 333- 257962

Ladies and Gentlemen:

On behalf of our client, CITIC Capital Acquisition Corp., a Cayman Islands exempted company (“CCAC”), we are submitting this letter in response to oral comments received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) during a telephone conversation on November 18, 2021 relating to the above-referenced amended registration statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

1.

Please tell us whether CCAC or Quanergy is required to obtain any permissions or approvals from Chinese authorities to consummate the Business Combination, list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for the post-closing combined company to operate its business. Refer generally to comments 6 and 7 in the Staff’s comment letter dated November 18, 2021 (the “Comment Letter”).

CCAC advises the Staff that neither it nor Quanergy is required to obtain any permissions or approvals from Chinese authorities to consummate the Business Combination, list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for the post-closing combined company to operate its business, under current law and regulations of the People’s Republic of China (the “PRC”).

As disclosed in the Amended Registration Statement and as discussed with the Staff, CCAC is a Cayman Islands exempted company with its principal executive offices in Hong Kong. CCAC conducted its initial public offering and listed its securities on the New York Stock Exchange in February 2020. Quanergy is a Delaware corporation with its principal executive offices, and a majority of its employees, in Sunnyvale, California. Quanergy’s only activities in China or Hong Kong are minimal sales support activities conducted by a sales office in mainland China that employs five salespeople through a subsidiary of Quanergy incorporated under the laws of the PRC.

As part of the Business Combination, CCAC intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which CCAC’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware, and it will be renamed “Quanergy Systems, Inc.” (“Quanergy PubCo”). All securities being registered under the Amended Registration Statement will be issued by Quanergy PubCo after such domestication.

Upon consummation of the Business Combination, CCAC’s sponsor will only hold between approximately 5% and 5.7% of Quanergy PubCo’s common stock (depending on the amount of any redemptions by CCAC’s public shareholders of their public shares in connection with the Business Combination). Neither CCAC nor the Sponsor will appoint any officers or directors of Quanergy PubCo upon the closing of the Business Combination and the current management and board of directors of Quanergy are expected to stay in place at Quanergy PubCo. Quanergy’s current principal executive officers and directors reside in the United States, except for Matthew Hammond, a member of the board of directors of Quanergy who resides in the United Kingdom. After the consummation of the Business Combination, Quanergy PubCo does not expect to have principal executive officers or directors residing in China or Hong Kong, and expects its principal executive offices to remain in Sunnyvale, California.

United States Securities and Exchange Commission November 22, 2021

Based on the above facts, each of CCAC and Quanergy has concluded that there are no current laws or regulations of the PRC that would require either of them to obtain any permissions or approvals from Chinese authorities to consummate the Business Combination, list the combined company’s securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for Quanergy PubCo to operate its business.

2.	Please tell us the revenues that Quanergy currently generates from China and Hong Kong.

CCAC advises the Staff that Quanergy generated approximately US$423,000 and US$9,000 in revenues in the first nine months of 2021 from sales in China and Hong Kong, respectively, compared with an aggregate of US$2,425,000 from all geographies during the same period. Although, as noted above, Quanergy maintains a small sales office in mainland China through its Chinese subsidiary, this subsidiary does not generate any revenue, other than revenue calculated on a cost-plus basis from support costs, which is eliminated through inter-company consolidation. All of Quanergy’s sales to customers in China and Hong Kong are conducted through Quanergy Systems, Inc., the Chinese subsidiary’s ultimate parent company, which is a Delaware corporation headquartered in Sunnyvale, California.

3.

Please tell us whether any accounting work papers will be located in the PRC or Hong Kong and, accordingly, would be subject to PRC rules and regulations that could limit the ability to inspect such work papers.

CCAC advises the Staff that: (i) no accounting work papers for the consolidated entity will be physically located in China or Hong Kong following the Business Combination; (ii) CCAC’s auditor, WithumSmith+Brown, PC, and Quanergy’s auditor, Grant Thornton LLP, are located in the United States; and (iii) the PCAOB is and will be able to conduct full and regular inspection of the audit work and practices of both WithumSmith+Brown, PC and Grant Thornton LLP to assess its compliance with the applicable professional standards.

4.	Please summarize and confirm the extent to which the business operations of the post-closing combined company will be conducted in the PRC or Hong Kong following the Business Combination.

CCAC advises the Staff that, as described in the response to Comment 1 above, the combined company post-closing will have only minimal sales operations in China, and no direct operations in Hong Kong. Furthermore, CCAC’s sponsor will only hold between approximately 5% and 5.7% of Quanergy Pubco’s common stock following the Business Combination (depending on the amount of any redemptions by CCAC’s public shareholders of their public shares in connection with the Business Combination) and will not appoint any officers or directors of Quanergy PubCo. The current management and board of directors of Quanergy are expected to stay in place at Quanergy PubCo. Quanergy’s current principal executive officers and directors reside in the United States, except for Matthew Hammond, a member of the board of directors of Quanergy who resides in the United Kingdom. After the consummation of the Business Combination, Quanergy PubCo does not expect to have principal executive officers or directors residing in China or Hong Kong, and expects its principal executive offices to remain in Sunnyvale, California.

Further, CCAC acknowledges the Staff’s comment 3 in the Comment Letter and respectfully advises the Staff that, as previously discussed with the Staff, the portion of a sentence on page 168 of the Amended Registration Statement indicating the Quanergy has “…a substantial portion of its business activities already located in China” was a clerical error and will be removed when the Amended Registration Statement is further amended.

* * * * * *

United States Securities and Exchange Commission November 22, 2021

Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 or Guiying Ji at (212) 819-7873 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Fanglu Wang, CITIC Capital Acquisition Corp.

Kevin K. Rooney, Cooley LLP

Karen Elizabeth Deschaine, Cooley LLP

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